UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549

                             SCHEDULE 13G/A-2
                              (Rule 13d-102)
                      INFORMATION TO BE INCLUDED IN
             STATEMENTS FILED PURSUANT TO RULE 13d-1(b), (c),
                      AND (d) AND AMENDMENTS THERETO
                     FILED PURSUANT TO RULE 13d-2(b)

                           Global Crossing Ltd.
                             (Name of Issuer)

                 Common Stock, par value $0.01 per share
                      (Title of Class of Securities)

                               G3921A-10 0
                              (CUSIP Number)

                            December 31, 2000
         (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     /_/  Rule 13d-1(b)
     /_/  Rule 13d-1(c)
     /X/  Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               SCHEDULE 13G/A-2

CUSIP No. G3921A100                                       Page 2

  1.    Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person:

             Gary Winnick
  2.    Check the Appropriate Box if a Member of a Group              (a) /_/
                                                                      (b) /X/
  3.    SEC Use Only

  4.    Citizenship or Place of Organization

             United States
                    5.   Sole Voting Power

    NUMBER OF                 89,422,440
     SHARES         6.   Shared Voting Power
  BENEFICIALLY
    OWNED BY                  -0-
      EACH          7.   Sole Dispositive Power
    REPORTING
     PERSON                   89,422,440
      WITH          8.   Shared Dispositive Power

                              -0-
  9.    Aggregate Amount Beneficially Owned by Each Reporting Person

            89,422,440 (includes warrants and options that had vested at December 31, 2000)
 10.    Check Box if the Aggregate Amount in Row (9) Excludes Certain
        Shares (See Instructions)
                                                                          /_/
 11.    Percent of Class Represented by Amount in Row (9)

             9.99%
 12.    Type of Reporting Person (See Instructions)

             IN

                               SCHEDULE 13G/A-2

CUSIP No. G3921A100                                       Page 3

  1.    Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person:

             Pacific Capital Group, Inc.
  2.    Check the Appropriate Box if a Member of a Group              (a) /_/
                                                                      (b) /X/
  3.    SEC Use Only

  4.    Citizenship or Place of Organization

             California
                    5.   Sole Voting Power

    NUMBER OF                 87,472,440
     SHARES         6.   Shared Voting Power
  BENEFICIALLY
    OWNED BY                  -0-
      EACH          7.   Sole Dispositive Power
    REPORTING
     PERSON                   87,472,440
      WITH          8.   Shared Dispositive Power

                              -0-
  9.    Aggregate Amount Beneficially Owned by Each Reporting Person

             87,472,440 (includes warrants and options that had vested at December 31, 2000)
 10.    Check Box if the Aggregate Amount in Row (9) Excludes Certain
        Shares (See Instructions)
                                                                          /_/
 11.    Percent of Class Represented by Amount in Row (9)

             9.79%
 12.    Type of Reporting Person (See Instructions)

             CO

                               SCHEDULE 13G/A-2

CUSIP No. G3921A100                                       Page 4

  1.    Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person:

             GKW Unified Holdings, LLC
  2.    Check the Appropriate Box if a Member of a Group              (a) /_/
                                                                      (b) /X/
  3.    SEC Use Only

  4.    Citizenship or Place of Organization

             Delaware
                    5.   Sole Voting Power

    NUMBER OF                 65,924,163
     SHARES         6.   Shared Voting Power
  BENEFICIALLY
    OWNED BY                  -0-
      EACH          7.   Sole Dispositive Power
    REPORTING
     PERSON                   65,924,163
      WITH          8.   Shared Dispositive Power

                              -0-
  9.    Aggregate Amount Beneficially Owned by Each Reporting Person

             65,924,163 (includes warrants and options that had vested at December 31, 2000)
 10.    Check Box if the Aggregate Amount in Row (9) Excludes Certain
        Shares (See Instructions)
                                                                          /_/
 11.    Percent of Class Represented by Amount in Row (9)

             7.43%
 12.    Type of Reporting Person (See Instructions)

             CO

                               SCHEDULE 13G

     This Amendment No. 2 (the "Amendment") amends the Statement on
Schedule 13G/A-1, dated December 31, 1999 (the "Schedule 13G"), relating to shares of the common stock, $.01 par value per share (the "Common Stock"), of Global Crossing Ltd. (the "Company"). Pursuant to Rule 13d-2 of Regulation 13D-G promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby file this Schedule 13G Statement on behalf of Gary Winnick, Pacific Capital Group, Inc., a California corporation ("PCG"), and GKW Unified Holdings, LLC, a Delaware limited liability company ("GKW"). The foregoing Gary Winnick, PCG and GKW are sometimes hereinafter referred to as the "Reporting Persons."

     Unless otherwise indicated, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Schedule 13G.

Item 4.          Ownership.

                 Item 4 is hereby amended and supplemented as follows:

         (a) Gary Winnick beneficially owns 89,422,440 shares of Common Stock as follows: 63,408,375 shares of Common Stock held by GKW and 2,515,788 shares of Common Stock issuable upon exercise of warrants held by GKW (GKW was formed for the benefit of Gary Winnick and members of his family and is managed by PCG); 15,498,273 shares of Common Stock held by PCG and 6,050,004 shares of Common Stock issuable upon exercise of warrants held by PCG (Gary Winnick owns 100% of the issued and outstanding voting stock of PCG and is Chairman and Chief Executive Officer) and 1,950,000 shares of Common Stock issuable upon the exercise of options held by Gary Winnick which have vested as of December 31, 2000.

         PCG beneficially owns 87,472,440 shares of Common Stock as follows: 63,408,375 shares of Common Stock held by GKW and 2,515,788 shares of Common Stock issuable upon exercise of warrants held by GKW (PCG is the managing member of GKW); and 15,498,293 shares of Common Stock held directly by PCG and 6,050,004 shares of Common Stock issuable upon exercise of warrants held directly by PCG.

         GKW beneficially owns 65,924,163 shares of Common Stock as follows: 63,408,375 shares of Common Stock held by GKW and 2,515,788 shares of Common Stock issuable upon exercise of warrants held by GKW.

         (b) The 89,422,440 shares of Common Stock (including all warrants and options that had vested at December 31, 2000) beneficially owned by Gary Winnick represent 9.99% of the outstanding shares of the Common Stock. The 87,472,440 shares of Common Stock (including all warrants and options that had vested at December 31, 2000) beneficially owned by PCG represent 9.79% of the outstanding shares of the Common Stock. The 65,924,163 shares of Common Stock (including all warrants and options that had vested at December 31, 2000) beneficially owned by GKW represent 7.43% of the outstanding shares of the Common Stock.

         Percentage ownership of the Common Stock is based on 884,667,041 shares of Common Stock (excluding treasury shares) outstanding as of December 31, 2000, disclosed by the Company to the Reporting Persons.

         (c) Gary Winnick has (i) sole voting power with respect to 63,408,375 shares of Common Stock held by GKW and 2,515,788 shares of Common Stock issuable upon exercise of warrants held by GKW; 15,498,273 shares of Common Stock held by PCG and 6,050,004 shares of Common Stock issuable upon exercise of warrants held by PCG; and 1,950,000 shares of Common Stock issuable upon the exercise of options held by Gary Winnick which have vested as of December 31, 2000; (ii) no shared voting power with respect to any shares of Common Stock; (iii) sole dispositive power with respect to 63,408,375 shares of Common Stock held by GKW and 2,515,788 shares of Common Stock issuable upon exercise of warrants held by GKW; 15,498,273 shares of Common Stock held by PCG and 6,050,004 shares of Common Stock issuable upon exercise of warrants held by PCG; and 1,950,000 shares of Common Stock issuable upon the exercise of options held by Gary Winnick which have vested as of December 31, 2000; and (iv) no shared dispositive power with respect to any shares of Common Stock.

         PCG has (i) sole voting power with respect to 63,408,375 shares of Common Stock held by GKW and 2,515,788 shares of Common Stock issuable upon exercise of warrants held by GKW; and 15,498,273 shares of Common Stock held by PCG and 6,050,004 shares of Common Stock issuable upon exercise of warrants held by PCG; (ii) no shared voting power with respect to any shares of Common Stock; (iii) sole dispositive power with respect to 63,408,375 shares of Common Stock held by GKW and 2,515,788 shares of Common Stock issuable upon exercise of warrants held by GKW; and 15,498,273 shares of Common Stock held by PCG and 6,050,004 shares of Common Stock issuable upon exercise of warrants held by PCG; and (iv) no shared dispositive power with respect to any shares of Common Stock.

         GKW has (i) sole voting power with respect to 63,408,375 shares of Common Stock held by GKW and 2,515,788 shares of Common Stock issuable upon exercise of warrants held by GKW; (ii) no shared voting power with respect to any shares of Common Stock; (iii) sole dispositive power with respect to 63,408,375 shares of Common Stock held by GKW and 2,515,788 shares of Common Stock issuable upon exercise of warrants held by GKW; and (iv) no shared dispositive power with respect to any shares of Common Stock.

                                SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 14, 2001


                                    By: /s/ Gary Winnick
                                       --------------------------------
                                       Gary Winnick


                                SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 14, 2001                   PACIFIC CAPITAL GROUP, INC.


                                    By: /s/ Gary Winnick
                                       --------------------------------
                                       Gary Winnick
                                       Chairman and Chief Executive
                                       Officer


                                SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 14, 2001                   GKW UNIFIED HOLDINGS, LLC

                                    By:  Pacific Capital Group, Inc.,
                                         Its Managing Member


                                    By:  /s/ Gary Winnick
                                       ---------------------------------
                                       Gary Winnick
                                       Chairman and Chief Executive
                                       Officer

                              EXHIBIT INDEX


Exhibit
Number                       Title                       Page
------                       -----                       ----
  1          Joint Filing Agreement among the              9
             Reporting Persons pursuant to Rule
             13d-1(k)(1).

                                EXHIBIT 1

                          JOINT FILING AGREEMENT

         The undersigned hereby agree that the Statement on Schedule 13G, dated February 12, 1999 (the "Schedule 13G"), with respect to the common stock, par value $.01 per share, of Global Crossing Ltd., is, and any amendments thereto executed by each of us shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and that this Agreement shall be included as an Exhibit to the Schedule 13G and each such amendment. Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning itself contained therein. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

         IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the 12th day of February, 1999.


                                     /s/ Gary Winnick
                                     ----------------------------------
                                     GARY WINNICK


                                     PACIFIC CAPITAL GROUP, INC.


                                     /s/ Gary Winnick
                                     ----------------------------------
                                     Gary Winnick
                                     Chairman and Chief Executive Officer


                                     GKW UNIFIED HOLDINGS, LLC


                                     By: Pacific Capital Group, Inc.,
                                         Its Managing Member


                                     By: /s/ Gary Winnick
                                     ----------------------------------
                                     Gary Winnick
                                     Chairman and Chief Executive Officer